# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SS Innovations International, Inc., CIK 0001676163
CUSIP: 05453U203
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1600 SE 15th Street, #512, Fort Lauderdale, Florida (FL), 33316
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002046819

## Reporting persons
- Ranjan R. Pai: type of reporting person: individual (IN); citizenship or place of organization: India (K7); sole voting power 14,949,070; shared voting power 0; sole dispositive power 14,949,070; shared dispositive power 0; aggregate amount beneficially owned 14,949,070 (8.7% of the class)
  Comment: Row 5 and Row 7 consists of 22,607,692 shares of Common Stock of the Company held by Manipal Global Health Services. The RSP Trust, Mauritius (of which Dr. Pai is a Trustee, Beneficiary and one of the two Settlors) has a 100% interest in Manipal Global Health Services.
  
  Percentage calculated in Row 11 is based on 170,873,415 shares of common stock outstanding as of January 14, 2025, as reported in the issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023.
- Manipal Global Health Services: type of reporting person: other (OO); citizenship or place of organization: Mauritius (O4); sole voting power 14,949,070; shared voting power 0; sole dispositive power 14,949,070; shared dispositive power 0; aggregate amount beneficially owned 14,949,070 (8.7% of the class)
  Comment: Percentage calculated in Row 11 is based on 170,873,415 shares of common stock outstanding as of January 14, 2025, as reported in the issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023.

## Item 1. Issuer
Name of issuer: SS Innovations International, Inc.
Address of issuer's principal executive offices: 1600 SE 15th Street, #512 Fort Lauderdale, FL 33316

## Item 2. Person Filing
Name of person filing:
(1) Ranjan R. Pai, M.D.
(2) Manipal Global Health Services
Address of principal business office or, if none, residence:
Ranjan R. Pai, M.D.:
15th Floor, JW Marriott
Vittal Mallya Road
Bengaluru, 560001
Karnataka, India

Manipal Global Health Services:
22 St Georges Street
Port Louis
Mauritius
Citizenship:
Ranjan R. Pai, M.D. - India
Manipal Global Health Services - Mauritius

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Ranjan R. Pai, M.D. - 14,949,070
Manipal Global Health Services - 14,949,070
Percent of class:
Ranjan R. Pai, M.D. - 8.7%
Manipal Global Health Services - 8.7%
Sole power to vote or to direct the vote:
Ranjan R. Pai, M.D. - 14,949,070
Manipal Global Health Services - 14,949,070
Shared power to vote or to direct the vote:
Ranjan R. Pai, M.D. - 0
Manipal Global Health Services - 0
Sole power to dispose or to direct the disposition:
Ranjan R. Pai, M.D. - 14,949,070
Manipal Global Health Services - 14,949,070
Shared power to dispose or to direct the disposition:
Ranjan R. Pai, M.D. - 0
Manipal Global Health Services - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The shares of common stock referenced in Item 4, Section (a) above include shares held of record by Manipal Global Health Services. The RSP Trust, Mauritius (of which Dr. Pai is a Trustee, Beneficiary and one of the two Settlors) has a 100% interest in Manipal Global Health Services.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Ranjan R. Pai: /s/ Ranjan R. Pai, Ranjan R. Pai/M.D. (02/12/2025)
- Manipal Global Health Services: /s/ Srinivas Ranganathan, Srinivas Ranganathan/Director (02/12/2025)